Filed by Frontier Group Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spirit Airlines, Inc.

SEC File No.: 001-35186

Date: March 9, 2022

The following transcript of a webcast on March 9, 2022 is being filed in connection with the proposed business combination of Spirit Airlines, Inc. (“Spirit”) and Frontier Group Holdings, Inc. (“Frontier”):

FRONTIER GROUP HOLDINGS, INC. (ULCC)

March 9, 2022 | Raymond James 43rd Institutional Investors Conference

Savanthi Syth:

Good morning, everyone, and thanks for joining us. Next up, we have Frontier, and with us today we have CEO Barry Biffle, as well as CFO Jimmy Dempsey. Just a quick comment here is that in 2014, Jimmy and Barry joined Frontier to transform it into a ultra-low-cost carrier model done right.

Barry Biffle:

Low fares done right.

Savanthi Syth:

Low fares done right and leveraging both of their vast experience in this business model. Within a short period, Frontier went from low single digit margins to comfortably in the double digit margin. That was a very quick and well-executed turnaround there. So we’re excited to have you both with us this morning.

Savanthi Syth:

Maybe to start off, those investors that might not be as familiar with Frontier, could you talk a little bit about your business model and what drives those strong margins that you’ve been able to deliver?

Barry Biffle:

Sure. I mean, you mentioned the transformation of the business, and Jimmy and I were obviously very close to that when we came almost eight years ago now. But we set out to deliver low fares done right. What we meant by that mission was having the lowest costs. I’m pleased to say that we’ve got the lowest costs, and I think not just from a fuel perspective, but [X fuel 00:00:01:21] as well. So in a world where rising fuel prices, we’re back in vogue as we move through this crisis. I think we’ve delivered the highest ancillary in the world, and so I think that leadership position, combined with our cost structure, has delivered the margins you mentioned. Going into the pandemic, we’ve made more money per plane than any other airline in the US. We’re really proud of that.

Barry Biffle:

I think where you are now, it’s interesting because the cost structure is starting to pay off because inflation is hitting. We’re managing that better than most. But the fuel we’re doing really well on. But I think when you look at the demand equation, we’re finally pivoting. While you’re seeing rising oil prices, we’re seeing a demand recovery that we’ve never seen. Over the last couple weeks, we’ve never seen this type of increase. We’re finally covering cash, and we’ve never seen the kind of sales at any point during the pandemic that we’re seeing now. Now, we’re consistently running over $120 per passenger, which for us is really strong.

Barry Biffle:

This holds up, we believe that in summer we can be profitable with this trajectory. So we’re really excited about it. Like I said, it’s good to be the lowest fuel burner in this environment.

Savanthi Syth:

Good point. You’ve seen airline stocks that move fairly in concert over the last couple of years. Just curious, at some point I think there’ll be some differentiation there. What have you seen as the post-pandemic, what has changed and where do you differentiate yourself versus your competitors?

Barry Biffle:

Yeah. Look, I’ll speak and Jimmy can speak. But look, we’re as disappointed as anyone that there hasn’t been differentiation, but I think these things are about to change. People are finally starting to talk about balance sheets. People are finally starting to talk about cost structure. People are finally starting to talk about margin potentials or lack thereof. I think we’re going to be in vogue again.

Barry Biffle:

But I think when you look post-pandemic and what’s happened, all of these things have gotten stronger for Frontier. Our relative cost advantage is going up. So we’re doing a better job on the inflation than most everybody we’ve seen in the industry. We lead that.

Barry Biffle:

From a fuel perspective, we need 10 gallons to move a seat a thousand miles. The big guys need 15. You can just do the math. At almost four bucks a gallon, five more gallons, that’s 20 bucks they need.

Barry Biffle:

Then the industry’s taken on massive amounts of debt during COVID. We actually just paid off our government loan the other day. If you take actuarily and look at the debt that’s been incurred during COVID, the industry needs 20 bucks excluding us, and ours rounds to zero.

Barry Biffle:

Our fuel advantage is going up. We got 20 bucks there. You got 20 bucks in interest in debt service on the COVID debt. Then on top of that, you’ve got the X fuel inflation, which look, we’ve had our fair share. But even with low utilization and the employees we needed to run full utilization in the fourth quarter, we were hit by Delta variant just like everybody else, but we were only up a half a penny. A penny, penny and a half, it’s on the big one. So our cost advantage is actually widening. So to your point of, should investors start delineating and figuring out is there differences in these companies? The answer is yes, and I hope that starts pretty soon.

Jimmy Dempsey:

Yeah, just to add to what Barry said, one of the things that’s different for our business as we emerge from COVID, we haven’t taken delivery of a 321 since 2018. We start taking delivery of 321neos when you roll into July, August this year. So we have a big program after having done a large aircraft order back in November supplementing the previous order that we did three or four years ago. We have a significant trajectory of 321s entering the fleet. That puts us in a different class to everybody else.

Jimmy Dempsey:

Our average seats per departure, which underlines our cost differential, rises to over 210 to 220 average seats per departure. There isn’t anyone in the industry that has that structural advantage to manage inflation over the next couple of years because of our introduction of the 321 into our fleet.

Savanthi Syth:

That’s a good point. Turning a little bit, recently you announced a merger or an acquisition of Spirit, which is pending regulatory approval. But could you talk about the logic, the strategy behind it that got the two companies together and what you’re expecting from it?

Barry Biffle:

Sure. Look, everybody wins. Our employees win. You got a bigger, more stable company, lot more growth potential, lower costs, so better careers for our folks.

Barry Biffle:

But on the customer side, people get more fares to more places as a result of the combination.

Barry Biffle:

From an investor perspective, there’s $500 million in synergies that we’ve outlined. $100 million of that is cost, $400 million of it in revenue, which falls right down the fairway of former mergers.

Barry Biffle:

The difference is is this is not about raising prices to people. This is actually getting more low fares to more people. You get that revenue benefit without consumers having to pay more. You get higher load factors effectively.

Barry Biffle:

On the cost structure, we haven’t even included ... Just to be clear, Jimmy can talk about it. It doesn’t even include the fleet. So we’ve made no assumptions on improvements in fleet economics or gauge or anything like that.

Jimmy Dempsey:

Yeah. Look, when we came to Frontier back in 2014, Frontier, two-thirds of its fleet were 319 aircraft. We delivered the last aircraft last September out of that fleet. So it takes time to manage fleet. Within the synergy analysis that was done by a third party, we didn’t assume any cost savings related to fleet. Fleet will take a long time to fix, but we anticipate that combining the two fleets, we’ll actually get on a very good trajectory in terms of improving unit costs going forward.

Savanthi Syth:

Just to follow up on that. Could you talk a little bit more on that, the networks synergies that you did, you have to mention,

Savanthi Syth:

... because it’s related to fleet, right? The utilization of fleet. Could you talk a little bit more since it drives about 400 million of your synergy?

Barry Biffle:

So of the 400 million, the biggest benefit, I believe it’s a third or more, is actually just from distribution. Both Frontier and Spirit underperform relative to our global ULCC peers a few points in load factor. And if you look at the distribution benefit, we’re strong... in the simplest terms, we’re stronger in the west, they’re stronger in the east, so when we’re both pushing both sets of metal, we should see more demand, which should increase load factors. And so that’s where your biggest benefit comes from. So, same flights, just with more distribution drives incremental revenue.

Barry Biffle:

On the scheduling and network side, there’s a couple of buckets. One of those is over sparing, if you will. So for example, here in Orlando, we have a base here, Spirit has a base here, we both have a spare, but even with the combined size, you’d still only need one. So it’s inefficient to use a full-time spare, so that frees up a plane. And around the system, we estimate there’s five of those that could be freed up. And so that’s just incremental flying you can go do that adds more revenue.

Barry Biffle:

And then there’s inefficiencies. So Kansas City, or pick your city, we have a plane that shows up and had maybe not for an hour and a half, there’s another city where there’s an airplane that had maybe an hour and half but each one of them didn’t have enough for another sector, but together you mix the schedules and you’ll get more efficiency. And so that’s another, I think, half a dozen aircraft. So you get about 11 airplanes free, if you will, which increases utilization, increases revenue. And by the way, that 500 million is actually EBITDA. So that’s net of any incremental cost to deliver that. But that’s the bulk of it. I mean, it’s pretty simple. I mean, we’re very similar businesses. Back to why it makes sense, I mean, we both are Airbus operators. We may be a little further along on the gauge in the adoption of the NEO aircraft, but very, very similar businesses. So pretty simple to integrate.

Savanthi Syth:

So at the end of the day, you are... from an investor perspective, the attraction is you are a growth airline. So even on a standalone basis, could you talk about how you define your growth and just the runway and how investors can get comfortable that this is something that you can grow into the fleet?

Barry Biffle:

Yeah. Look, I mean, first of all, we’re tiny, right? I mean, we’re a couple percent of the capacity on a standalone basis in the United States and the cost advantage is real, right? I mentioned our difference in cost advantage, but going into the pandemic, the big three, which are half the market, had costs that were 70% higher before the 20 bucks that we talked about in debt and so forth and before the inflation and so forth. So that 70% is going to go 80% or higher. So when you have that level of difference, if you look anywhere on the planet in the last 30 years, when you have cost differentials of that size, that creates huge opportunity for the provider of the low cost. And so because of that, when we look at the prevailing prices in a lot of markets, we believe there’s over 2,000 routes that we could fly today that we could be profitable in because of what we can do and we can drop the fares and be profitable. So, I mean, there’s a lot of opportunity.

Barry Biffle:

And then when you look in Europe, which is call it 10 to 15 years ahead, I mean, you can see the ULCCs dominate the airspace. And I think you’ll see that over the next decade here as well.

Savanthi Syth:

Does it matter that Europe tends to have an... And, [inaudible 00:11:33], you’ve been involved with Ryanair, does it matter that Europe tends to have shorter trips and maybe that’s more conducive to people choosing a ULCC over-

Jimmy Dempsey:

I mean, to a certain extent. I think that the big difference between Europe and the United States is previously Southwest was considered an ultra low cost carrier or a low cost carrier, and their costs have migrated to a higher cost level. Our costs are significantly below Southwest and so you don’t have a similar example in Europe. And I think Barry’s comment is very well made. You know, time is a big differentiator. We started this business model for Frontier seven or eight years ago. And so our trajectory, even though we’re very small, we’re only 2% of the U.S. market, we were less than 1% of the U.S. market eight years ago.

Jimmy Dempsey:

And so our growth trajectory is actually quite fast over the last number of years. And our anticipation over the next seven or eight years with our own order book is to more than double the size of the airline. And we certainly more than doubled the size of the fleet that exists today. And so it’s a fantastic opportunity to put efficient capacity to work in the United States.

Savanthi Syth:

Makes sense. You know, just talking, and we talked a little bit about what’s changed since the pandemic, on the other side is the consumer behavior, the history of demand and buying patterns, we’ve lost it, right? Airlines are going to use the at historical trends to price. And now you also have a lot of airlines that have gotten away from change fees, which probably might change the behavior. So is there a risk of pricing mismanagement at the peak as you don’t have this good historical data to go off?

Barry Biffle:

Well, look, I mean, we don’t have the new normal, but you know that the peaks are the peaks. And what we’ve seen through the pandemic for the last two years is people increasingly travel at the peak periods. What we’ve seen the challenge has been the off peak periods or even midweek. You’ve seen these be the biggest challenge. I think when you focus on what’s about to happen though, you’re now getting back to a healthy environment. You’ve got spring break yields that you haven’t seen in years, and you’ve got summer yields that look great, and so we’re excited to see what’s going to happen.

Barry Biffle:

But you’ve got to have the peaks full for a long period of time at high prices in order for people to say, “Hmm, I could save a little money if I go in May.” And so, and then early June will fill when they figure out, “Okay, they’ll spill back to it.” And so you’re finally getting to a functioning market. And so, yeah, we don’t know what we don’t know yet from a histories’ perspective, but everybody’s got pretty good systems and they can see the demand. So I think you’re on the verge of seeing a very healthy marketplace.

Barry Biffle:

And the big issue is everybody’s focused on profits, or at least in some cases, maybe they’re not like us focusing on becoming profitable again, but at least covering their cash. And the reality is the fuel environment is creating a lot of discipline. So we’ve talked about all these things going on over the last two years, and now finally, $120 oil focuses the mind.

Savanthi Syth:

And maybe if I can just follow up on that, you mentioned your competitors are burning more fuel to take up the one passenger the same distance than you are.

Barry Biffle:

And they need, yeah, a lot more dollars to cover it. So they’re chasing that, which is making the fair umbrella that much easier for us.

Savanthi Syth:

Are you seeing that? What is your comfort with... I was comfortable with 80 to $90 fuel. I felt like that concentrated minds, but how does $120 fuel... is that something that [inaudible 00:15:18]-

Barry Biffle:

I was, too, but we all have to learn the new inflation dynamic, right? Inflation’s real and 80, 90 is more like 50, 60 when you compare it to everything else. I mean, basically I thought that in the last couple weeks, some of these fare levels we were going to see was going to kill demand and it hasn’t, right? It hasn’t killed demand. And so you’re seeing it roar in. And I think you have to look at hotel yields, or ADRs, however they look at it you’re looking at what restaurants are charging. And quite honestly, all you’re seeing is the airlines are just finally doing what everybody else has been doing for the last year. And so you’re seeing airline pricing catch up. But the consumers strong, right? They’ve never had this kind of income. And

Barry Biffle:

And so that’s what’s fueling it. In our case, just in round numbers, right? Going into the pandemic, our break even is around a hundred bucks a passenger. Right? I told you a while ago, we’re burn 10 gallons to move a seat a thousand miles. It’s up about $1.50. So I need about $15. Right? $15 on a hundred as a percentage, yeah, it may sound high, but have you looked at what hotel yields have done? I’m paying double. Right? $200, $300. So for us to be able to get another 30 bucks round trip, it looks like pretty solid. In fact, like I told you a while ago, we’re already doing over $120 per passenger. So look, the consumer is strong. And inflation’s real, but right now you got positive dynamics out there.

Savanthi Syth:

You talk about the consumer being strong, and I think that’s been one of the surprises last year, was just how quickly that came back. We were expecting recovery, but it really came back much quicker than I think a lot of people thought. Maybe not Frontier. I know you started hiring pilots early on, so maybe you were seeing that a little bit ahead of time. The biggest debate right now is, though, what does business demand do? So could you talk about how important business demand is for you, like either directly or indirectly, and what it means if business demand doesn’t get back to 2019 level of traveling?

Barry Biffle:

Look, I don’t know. We’re at a conference and I don’t know if any of you saw the bar last night, but you wouldn’t have known there was a pandemic. But look, I’ve been traveling every week this year and I’ve been in one to three cities a week, and it’s pretty impressive. Now, granted, I’m mainly a business traveler, and so I’m seeing and I’m going to places that have business. New York’s the one that’s not quite back as much, but it sounds like it’s about to be there.

Barry Biffle:

But look, in our case, we’ve disclosed this before; we were a little over 4% business going into the pandemic. It’s considerably less than that now, but ours is all small business. These are small business owners. I’ve met some of them. One of them owns a small hotel up in Montana, for example. That’s our customer, right? These are not corporate managed travel. We’re seeing them come back because they have to run their businesses.

Barry Biffle:

What you’re not seeing is still the corporations that are holding their people back because of policies and concerns about safety. But you’re seeing that rapidly go down. It’s the same thing as the return to office, right? Google is now finally... They were one of the big holdouts and they’re even going back. I think if you’re not in the office, it’s hard to have a travel policy that allows everybody to travel.

Barry Biffle:

So I don’t know where that ends up. We don’t really care. Not to be flippant, but it’s not our business. And so we don’t have the frequency. We don’t cater to them. We don’t have clubs. We don’t have first class. I don’t have a frequent flyer program that can take you to Beijing. So we’re not really in that space, but it is healthier for the industry. All I know is that if the business travel doesn’t come back the way that leisure has, then they’re going to have to raise their leisure fares. And if they do, then again, that’s just one more reason why our fare umbrella moves up, and our fare advantage; not only our cost advantage, but our fare advantage goes up. So either way, I think it’s fine, but I think the death of the business traveler is probably overrated.

Savanthi Syth:

And is there this... I was going to say, there’s no frequent flyer program right now that can get you into Beijing. But is there an indirect impact in that you do have a lot of the legacy carriers maybe carrying more leisure passengers than they normally would? Do you expect some of that to ease up or have you not really seen that?

Barry Biffle:

Well, the wide bodies are going away. They look like they’re headed to Europe now. And I really loved those stories I was hearing a year or two ago about, “Oh, they’re using wide bodies.” Well, if it made so much sense, why weren’t they doing it before? Because I’ve looked at the economics for the last 25 years and I’ve never seen that working, but maybe they figured something out. I’m open minded. But they didn’t, and it’s a higher cost way to get there. And if there’s a recession and Nordstrom starts selling jeans for $10 to compete with Walmart, that’s interesting, but they can’t compete on cost. So it’s temporary. It’s maybe a lose-less strategy, but I think you’ve seen those airplanes leave because it loses less, but it loses money.

Barry Biffle:

It’s time for investors to differentiate, as you said earlier, and as a result, I hope that differentiation will force airlines and all companies to stay in your lane. If you’ve got a cost structure, you should try to deliver for that. Right?

Savanthi Syth:

Makes sense. Yeah. Go ahead.

Audience Member:

I know this is... None of it applies to you, but any comment? I would be interested in your commentary on the whole seizing of the airplanes [inaudible 00:21:00] impact, if anything, it has on the industry.

Barry Biffle:

The question, just for everybody else that couldn’t hear it, was, could we comment on the seizing of aircraft with what’s going on in the Russia-Ukraine? I have no idea, to be quite honest, how that’s going to turn out. I know it’s a difficult situation. I’m sure that if you own the paper for some of those planes, you’re probably a little concerned right now, but I’m not really that familiar with how that’s going to turn out. Jimmy’s probably... He’s the leasing expert.

Jimmy Dempsey:

Yeah. That is very difficult to answer right now. Obviously it’s an insurance market issue that will develop, and it really depends on what transpires in the coming weeks and months with those aircraft. Clearly they’re grounded. It doesn’t have any direct impact on our business. If those aircraft move out of Russia, obviously then you’ll have more aircraft available around the world for positioning. But outside of that, it doesn’t really have any impact on Frontier otherwise.

Savanthi Syth:

You have a question [inaudible 00:22:10]?

Audience Member:

The acquisition market [inaudible 00:22:13] Spirit. [inaudible 00:22:18] sounds good on paper, pretty much. All that paperwork is [inaudible 00:22:19].

Barry Biffle:

So your question about the government with the DOJ have the challenges or...

Audience Member:

I’m saying [crosstalk 00:22:29].

Savanthi Syth:

Execution on the merger.

Audience Member:

... operational [crosstalk 00:22:33].

Barry Biffle:

Okay, so assuming you get to close.

Audience Member:

Yeah.

Barry Biffle:

Yeah. Look, I think it’s a lot simpler than integrations you’ve seen in the past. I’ve been around a few of them and seen a few, but we have the same aircraft. So you start there, that’s a lot easier. When you have multiple different aircraft types that causes all types of problems, especially in the pilot world. The next thing, speaking of pilots, that has been a challenge with integrating companies has been unions, and in some cases, the pilots themselves.

Barry Biffle:

You take America West and US Airways, go back 15 years or so. On the America West side, you had a company that had been hiring a lot of pilots for the previous 10 years going into that. You had US Airways that was on bankruptcy number two. And if I recall, I want to say a right seat reserve had been with the company 18 years. So those labor groups weren’t real happy when you went to integrate, and it actually took them years. You may remember. It took them years to actually integrate the seniority list and so forth.

Barry Biffle:

We don’t have that because both of our companies have been growing, and so there’s not going to be this gearing ratio of one year equals two or three, like you’ve seen in some of those types of examples. So again, it’s much easier, and in most cases we actually have... They have ALPA, we have ALPA; we have AFA, they have AFA. If you

Barry Biffle:

Go on and on down the list. We’re very complimentary, not just aircraft unions. And then our business models are very similar. I think probably the biggest physical obstacle, is they have a slightly different seating configuration than we do. They have the big front seat. We have a lot of stretch seats, kind of like an Economy Plus, if you’re not familiar. So we’ll have to sort that out, but that’s actually an opportunity. Whether it be costs or revenue, at some point we spent a better part of three months, Jimmy, myself, and a few others, when we came to Frontier, coming up with 187 projects. We met with every member of management, went through every department, went through every contract, we looked through every system, every major process.

Barry Biffle:

And we identified 187 projects that took us about 18 months to completely roll out and transform Frontier. The good news is, we have almost all those people still with the company and there’s really smart folks over there. There’s actually people at Spirit that were there when we restructured Spirit, going back 17 years ago when I was there. So there’s some really smart people that can execute, so I think we can come up with good plans. The businesses are complimentary, so I think as far as execution, I think you’ll see a lot simpler approach and we’ve got the people to do it. So I’m pretty excited about it.

Savanthi Syth:

Barry, if you could just touch on that a little bit, or just on the system side. It sounds like that is also another area where you have a lot of commonality, it might not be as much of an issue.

Jimmy Dempsey:

Yeah. I don’t think that there’s significant differences. If you look at the material op systems, the booking engine is NaVetor, so they’re very consistent between the two airlines. I think one of the big technology improvements that you’ll see coming into both airlines, is the neo and the introduction of the neo. And where both airlines will grow over the next number of years, and you gets significant technology improvement as a result of that. But from a commonality perspective in the two businesses, it’s not overly complicated.

Barry Biffle:

To give you an idea, we’re getting right at a little over a hundred miles a gallon per seat right now. And the merged airline, by 2026, we move to 105, so it’s getting better and better. And every 321neo that we bring in, has right at 120 miles per gallon. These are the efficiency. We’re already the greenest, we’re already the lowest fuel burn, and we’re going to get even better.

Savanthi Syth:

One more question?

Speaker 2:

With the 321’s compared to the 320’s, is it only fuel that’s the big variable for you guys, or is there other-

Barry Biffle:

Well, it’s everything. The same two pilots fly an airplane with 186 on the 320, and you’re pushing 240 on the new 321neo, so you just get a lot more efficiency across that. You get efficiency on the ground, it uses the same gate, you don’t have incremental staff to handle it. So you get a lot more seats spread out. And while it burns a little more fuel, the fuel cost per seat is actually really, really low. So you see that savings in everything. And that’s why we’re pushing really hard on all these things. If you hadn’t figured out, we’re pretty hell bent on having the lowest cost and being the most profitable per plane. And so we’re well aware of the inflation. And so we’ll use all of these tools and many others to ensure that we’re the lowest cost producer. And when you see these inflationary things hit you, figure out a way to cover it.

Savanthi Syth:

And Barry, that gets to me, another question is, what the industry is dealing with now, and not just the airlines, every industry, is staffing issues.

Barry Biffle:

Sure.

Savanthi Syth:

And airlines, even before the pandemic, were having very tight pilot and mechanic supply. Could you talk about that? Because we’ve heard different things from different airlines on pilot attrition rates and things like that.

Barry Biffle:

Sure. Yeah, so we’ve been really lucky. First of all, if you look, while we pay a lower rate actuarially over a 20 year period, our pilots make very similar to what you would make at a Southwestern Delta, because you upgrade, on average, within four years. So your W2 earnings over a 20 year period are very good. The second thing that happens because of that, beyond money, they lack lifestyle. And so you’re moving up in seniority much faster in a growth business. So we’ve kind of had, not the pick of the litter, but pretty strong applications for a long time. And we average over 10 applications per job of qualified applicants.

Barry Biffle:

And now, we did see some attrition in the last couple months, like everybody, maybe not at the levels you’re hearing about with some of the regionals especially. But we’re probably a class behind where we would like to be. But by summer, we’ve looked at this and we’ve changed the training footprint, and so we should be there by summer. But I think what’s important when we announced the merger, our applications literally doubled. And so we’ve seen a little bit of change in attrition. Look, they won’t work for a bigger airline, they get it. And so now, I don’t have wide bodies, and I’m not going to get wide bodies, but it’s the only reason not to come to work for us. So we’re really excited about where that’s been.

Savanthi Syth:

Yeah. Makes sense. Just on that same front, on the mechanic side, just within Frontier, but also outside. From a capacity to get in heavy maintenance, from Airbus ability to deliver, are you seeing anything on that front?

Barry Biffle:

So I’ve actually said this for five years and people are finally listening, but I don’t worry about the pilot shortage as much as I worry about the technicians. So you’ve had an era of, we haven’t had a lot of people go into that field, so it’s a little bit of a challenge. But we’ve seen it and there’s wage inflation there, just like you’re seeing at the bottom, you’re seeing it there acutely. But we’re principally third parties. And then on the manufacturing side, you touched on that a little, some of that was the... A lot of people laid people off.

Barry Biffle:

And so we’re working through that. And we went to everybody, I remember, three to six months into the pandemic, and we said, we’re going to keep sending our engines in. We’re going to keep sending our components in. When everybody else finally starts to do that, don’t put us at the back of the line. So we’re reminding them that we supported them all the way through the pandemic. But there needs to be investment. Good news is, there’s a lot of apprentice programs, so this can be fixed relatively soon. But this is an area we need to focus on as an industry.

Savanthi Syth:

Makes sense. Unfortunately, we’ve run out of time for this, but we do have a breakout in Cordova four, that we can do more Q&A as well.

Barry Biffle:

So come over to Cordova four.

Savanthi Syth:

Thanks, Barry and thanks Jimmy.

Barry Biffle:

Well, thank you Savanthi.

Jimmy Dempsey:

Thanks, Savanthi.

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This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Additional Information Will be Filed with the SEC

Frontier will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 in connection with the proposed transaction, including a definitive Information Statement/Prospectus of Frontier and a definitive Proxy Statement of Spirit. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/ INFORMATION STATEMENT/ PROSPECTUS/ PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED BY FRONTIER OR SPIRIT WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FRONTIER, SPIRIT, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by Frontier and Spirit through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the information statement and the proxy statement and other documents filed with the SEC by Frontier and Spirit on Frontier’s Investor Relations website at https://ir.flyfrontier.com and on Spirit’s Investor Relations website at https://ir.spirit.com.

Participants in the Solicitation

Frontier and Spirit, and certain of their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the Merger Agreement. Information regarding Frontier’s directors and executive officers is contained in Frontier’s final prospectus filed with the SEC pursuant to Rule 424(b), which was filed with the SEC on April 2, 2021, and in Frontier’s Current Report on Form 8-K, dated July 16, 2021, as amended. Information regarding Spirit’s directors and executive officers is contained in Spirit’s definitive proxy statement, which was filed with the SEC on March 31, 2021.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this communication, including statements concerning Frontier, Spirit, the proposed transactions and other matters, should be considered forward-looking within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Frontier’s and Spirit’s current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to Frontier’s and Spirit’s operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward looking statements. Words such as “expects,” “will,” “plans,” “intends,” “anticipates,” “indicates,” “remains,” “believes,” “estimates,” “forecast,” “guidance,” “outlook,” “goals,” “targets” and other similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed, or assured. All forward-looking statements in this communication are based upon information available to Frontier and Spirit on the date of this communication. Frontier and Spirit undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances, or otherwise, except as required by applicable law.

Actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; failure to obtain applicable regulatory or Spirit stockholder approval in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure of the parties to consummate the transaction; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; demand for the combined company’s services; the growth, change and competitive landscape of the markets in which the combined company participates; expected seasonality trends; diversion of managements’ attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; risks related to investor and rating agency perceptions of each of the parties and their respective business, operations, financial condition and the industry in which they operate; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; that Frontier’s cash and cash equivalents balances, together with the availability under certain credit facilities made available to Frontier and certain of its subsidiaries under its existing credit agreements, will be sufficient to fund Frontier’s operations including capital expenditures over the next 12 months; Frontier’s expectation that based on the information presently known to management, the potential liability related to Frontier’s current litigation will not have a material adverse effect on its financial condition, cash flows or results of operations; that the COVID-19 pandemic will continue to impact the businesses of the companies; ongoing and increase in costs related to IT network security; and other risks and uncertainties set forth from time to time under the sections captioned “Risk Factors” in Frontier’s and Spirit’s reports and other documents filed with the SEC from time to time, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.